UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 9, 2024

TechTarget, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-33472	04-3483216
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

275 Grove Street, Newton, MA		02466
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 431-9200

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 per value per share	TTGT	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On May 9, 2024, TechTarget, Inc. (the “Company”) disclosed its results for the three (3) months ended March 31, 2024 in its Shareholder Letter, which is posted on the Investor Relations section of its website at www.techtarget.com. The Shareholder Letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K. The information contained in Item 2.02 of this Form 8-K (including Exhibit 99.1) is furnished in accordance with SEC Release No. 33-8216 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation by reference language in such filing, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

The following Exhibit 99.1 relating to Item 2.02 shall be deemed to be furnished, and not filed:

Exhibit Number	Description

99.1	Shareholder Letter dated May 9, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TechTarget, Inc.

Date: May 9, 2024	By:	/s/ Daniel Noreck
Daniel Noreck
Chief Financial Officer and Treasurer

Exhibit 99.1

May 9, 2024

Dear Fellow Shareholders:

We are pleased with the continued stabilization of our business during the first quarter and happy to announce we beat our first quarter revenue target. We are also encouraged to introduce our second quarter revenue guidance of $57-59 million, which represents 12% growth from the first quarter and is nearly flat YoY. We believe this sequential double-digit revenue growth signals we are heading toward a recovery of the business and normal seasonal trends, as we projected heading into 2024.

While our customers continue to be cautious about their budgets amidst ongoing pressure and uncertainty surrounding sustained high interest rates, inflation, international tensions and the presidential election, their investments in R&D remain robust. This provides an opportunity for significant new technology products to be brought to market. As these new products are introduced, we expect customers will refocus on sales and marketing to ensure the proper return on their R&D investments. Importantly, we’ve experienced similar cycles before and know that we have historically achieved impressive growth as the market emerges from the bottom of a cycle.

We’ve achieved this growth by leveraging our leadership position and strong balance sheet during downturns to invest in the business to position us for the next recovery. To that end, we’ve continued to invest in high-quality content to serve the needs of enterprise technology teams who are researching software and SaaS solutions to meet their business requirements. Our content strategy continues to be validated by our Google organic search performance. Our organic traffic grew by 8% in the quarter, which was on top of 50% growth in Q1 of last year. We continue to rank number one for over 1,000 AI related search terms, including for the term “Generative AI”.

Our content investments also enhance our access to a large permission-based audience that generates first-party purchase intent insights that guide our customers’ sales and marketing departments to prioritize and optimize their outreach, engagement and conversations. Google has started to gradually phase out the use of third-party cookies which they plan to sunset in 2025. Our first-party insights power all of our product solutions across brand, demand, content and intent, and are expected to become increasingly more valuable for our customers to leverage in their sales and marketing execution.

We’re continuing to see key industry trends line up in our favor, which reinforces our confidence in the power of the new TechTarget. The backdrop of increased sensitivity and scrutiny around data privacy and Google’s imminent reduction of third-party cookies are a key examples that support our belief that the value of first-party purchase intent data and high-quality, original content has never been greater.

Product Update and Roadmap

We continue to advance our Priority Engine product capabilities in ways that will benefit our business in a post-recovery environment. Customers have had a full quarter to make use of our recently released IntentMail AI feature, which helps our sales users generate

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personalized email outreach that takes advantage of our prospect level purchase intent insights. Priority Engine sales users that engaged with the feature have shown meaningful increases in both time on site and monthly retention, and we are working on further expansion of the feature later in the year to allow for multi-email sequences and integration into sales engagement platforms.

Integration of Priority Engine data into other marketing technology platforms has been a major focus of our team. We have built up our internal resources that support customers who want to facilitate workflows using Priority Engine data in other platforms. We have also expanded our efforts to engage with external platforms who are eager to help joint customers leverage our powerful data. In Q1, we announced a set of platforms with which we support joint customers in taking advantage of Priority Engine data to facilitate specific use cases (https://partners.techtarget.com/integrations). We expect this list to grow over time. As the year progresses, we will be making further announcements of direct technical integrations with partners with whom we share a critical mass of joint customers that can benefit from more seamless integrations.

We are currently running multiple “early adopter” programs for our upcoming Account Insights Feed, a new Priority Engine offering that will be fully released later in the second quarter. This is a new offering with its own pricing and delivery that provides account-level intent insights that customers can use for workflows that are separate from the ones serviced by our existing prospect-level insights, such as programmatic advertising, propensity models or ABM campaign activation.

Lastly, we have a very robust roadmap of upcoming enhancements to Priority Engine that will evolve the platform to incorporate other TechTarget offerings into a common customer experience, unified by the visualization of program impact, actionable intent-based insights that support program decision-making, and the ability to identify and take action with active buying teams. Our initial efforts will be geared toward bringing together these Priority Engine benefits with our demand generation offerings, and we’ll provide further updates as our plans materialize, which is expected in the second half of the year.

For Q1 2024:

•
GAAP revenue was approximately $51.6 million, a decrease of 10%. Net loss was approximately $10.1 million, a decrease of 713%; Adjusted EBITDA1 decreased 28% to $12.7 million. Net loss margin was 20%; Adjusted EBITDA Margin1 was 25%.
•
GAAP Gross Margin was 62%; Adjusted Gross Margin1 was 67%.
•
Cash flow from operations was $9.3 million; Free Cash Flow1 was $5.1 million.

Update on Combination with Informa Tech’s Digital Businesses

We’re pleased with the progress we have been making as we move toward an expected transaction close in the second half of 2024. The combination is expected to create a leading platform in B2B data and market access, delivering significant value to technology buyers and sellers across the globe.

The new TechTarget’s business model is simple and effective:

•
Create high quality B2B content via websites and newsletters to support the end-to-end buyer journey.
•
Inform and educate a premier audience of B2B buyers, decision-makers and influencers.
•
Secure additional highly valuable permissioned, first-party audience data.
•
Deliver insights and intent derived from this data to three core customer products: Intelligence & Advisory, Brand & Content and Intent & Demand, which address different customer challenges and opportunities.
•
Accelerate and scale our revenue across tech-enabled vertical markets.

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•
Leverage products to serve diverse customer groups at every step of the GTM lifecycle, from R&D to ROI, and drive revenue growth for TechTarget, including revenue under longer-term contracts.

Our combination with Informa Tech’s digital businesses brings a dramatically expanded set of capabilities in our product set, particularly around market intelligence and content creation. The Omdia and related brands are the largest single business within the combination assets joining the new TechTarget and together is among the largest specialist tech research firms in the world, with 2023 pro forma revenues of over $115 million (assuming full year ownership of the technology channel-focused Canalys business acquired by Informa in September 2023). Roughly 65% of its revenue is derived from subscription-based contracts. Combining Omdia’s capabilities with our existing Enterprise Strategy Group solution set is expected to enable us to significantly scale our annual research and advisory subscriptions and provide a deeper and wider foundation from which to grow our content enablement services for customers as part of the end-to-end GTM lifecycle.

With the larger platform and portfolio resulting from this combination, and with an eye on a rebound in 2025 and 2026, we remain confident in our belief that now is the right time to combine with Informa Tech’s digital businesses to best position us for outsized growth in the years to come. As stated back in January, our ambition is to generate $1 billion of annual revenue within five years, with ~35% Adjusted EBITDA margin.

The new TechTarget’s scaled platform is poised for meaningful growth once markets recover, fueled by:

•
Market share gains as the leading B2B data and market access player.
•
Growth in ~40% of our addressable market outside of the U.S.
•
Expansion of our product set into adjacent tech-driven growth markets, including manufacturing, retail, life sciences, supply chain, electric utility, human resources, and more.
•
Development of new products and service offerings enabled by our scale, reach and talent.
•
Disciplined capital allocation into strategic M&A opportunities that accelerate growth.

Balance Sheet and Liquidity

As of March 31, 2024, we had approximately $331.2 million in cash, cash equivalents and short-term investments.

As of March 31, 2024, we had approximately $417 million aggregate principal amount of convertible senior notes outstanding, which are convertible into shares of our common stock contingent upon the satisfaction of certain conditions contained within the applicable indenture governing the notes. Our 2025 convertible senior notes ($3 million aggregate principal amount outstanding as of March 31, 2024) bear interest at a rate of 0.125% per annum, have regular semi-annually interest payments (June and December) and mature in December 2025. Our 2026 convertible senior notes ($414 million aggregate principal amount outstanding as of March 31, 2024) do not bear interest and mature in December 2026.

Repurchase Plan

In November 2022, we announced the adoption of a repurchase program (the “November 2022 Program”) that authorized the repurchase of up to $200 million of our outstanding common stock and convertible debt from time to time on the open market or in privately negotiated transactions with an expiration in November of 2024.

We did not have any repurchase activity during the quarter ended March 31, 2024. We may still repurchase up to $92.9 million of our outstanding common stock and convertible debt under the November 2022 Repurchase Program, subject to Informa's approval (which may not be unreasonably withheld, conditioned, or delayed).

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Q2 and Full Year 2024 Guidance

For Q2 2024, we expect revenue to be between $57.0 million and $59.0 million. We expect Q2 2024 net loss to be between $1.1 million and $1.8 million and Adjusted EBITDA1 to be between $16.0 million and $17.0 million.

For 2024, standalone TechTarget, we are reaffirming our expectation for GAAP revenue to be between $230.0 million and $235.0 million, net income (excluding transaction and related expenses)1 to be between $7.6 million and $11.6 million, and Adjusted EBITDA1 to be between $70.0 million and $75.0 million.

Summary

We are encouraged by our continued momentum across the business – with further enhanced content, audience and product capabilities – that positions TechTarget to capitalize on the anticipated rebound of market activity. We are excited about our roadmap for 2024 and believe that our combination with Informa Tech’s digital businesses will create the leading B2B data and market access player to propel growth and value creation for TechTarget and our shareholders for years to come.

Sincerely,

Michael Cotoia	Greg Strakosch
Chief Executive Officer	Executive Chairman

© 2024 TechTarget, Inc. All rights reserved. TechTarget and the TechTarget logo are registered trademarks of TechTarget. All other trademarks are the property of their respective owners.

___________________
1 Non-GAAP measures. See “Non-GAAP Financial Measures” for definitions and reconciliations.

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Conference Call and Webcast

TechTarget will discuss these financial results in a conference call at 5:00 p.m. (Eastern Time) today (May 9, 2024). Our Letter to Shareholders with supplemental financial information will be posted to the Investor Relations section of our website.

NOTE: Our Letter to Shareholders will not be read on the conference call. The conference call will include only brief remarks followed by questions and answers.

The public is invited to listen to a live webcast of TechTarget’s conference call, which can be accessed on the investor relations website at https://investor.techtarget.com. The conference call can also be heard via telephone by dialing:

•
United States (Toll Free): +1 833 470 1428
•
United States: +1 404 975 4839
•
Canada (Toll Free): 1 833 950 0062
•
Canada: 1 226 828 7575
•
Access code: 146458

Please access the call at least 10 minutes prior to the start time and ask to join the TechTarget call. For those investors unable to participate in the live conference call, a replay of the conference call will be available via telephone beginning May 9, 2024 one (1) hour after the conference call through June 8, 2024. To listen to the replay:

•
United States (Toll Free): 1 866 813 9403
•
United States: 1 929 458 6194
•
Canada: 1 226 828 7578
•
Access Code: 785904

The webcast replay will also be available on https://investor.techtarget.com during the same period.

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Non-GAAP Financial Measures

This letter and the accompanying tables include a discussion of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Net Income, Adjusted Net Income Per Share and Free Cash Flow, all of which are non-GAAP financial measures which are provided as a complement to results provided in accordance with GAAP.

“Adjusted EBITDA” means earnings before net interest, other income and expense such as asset impairment (including expenses related to the induced conversion of our 2025 convertible notes), income taxes, depreciation and amortization, as further adjusted to include acquired unearned revenue and to exclude stock-based compensation and other one-time charges, such as costs related to mergers, acquisitions or reduction in forces expenses, if any.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by Revenue.

“Adjusted Gross Margin” means Adjusted Gross Profit divided by Revenue.

“Adjusted Gross Profit” means gross profit adding back the effects of stock compensation, depreciation and amortization, and the impact of fair value adjustments to acquired unearned revenue.

“Adjusted Net Income” means net income adjusted for amortization, stock-based compensation, foreign exchange, interest on our debt instruments (including expenses related to the induced conversion of our 2025 convertible notes), impact of the fair value adjustment to contingent consideration and acquired unearned revenue and one-time charges, if any, as further adjusted for the related income tax impact of the adjustments.

“Adjusted Net Income Per Share” means Adjusted Net Income divided by adjusted weighted average diluted shares outstanding. We adjust the average diluted shares outstanding to include shares on the if converted basis for our convertible note.

“Free Cash Flow” means the change in net cash provided by operations less purchases of equipment and other capitalized assets.

“Longer-Term Contracts” means contracts in excess of 270 days.

“Longer-Term Revenue” means the amount of revenue subject to Longer-Term Contracts.

“Net Income (excluding transaction and related expenses)” means GAAP Net Income less the effects of transaction and related expenses. This measure is presented as part of our full-year guidance and excludes the effects of transaction and related expenses, which we are unable to estimate for the full year of 2024 without unreasonable effort.

“Revenue from Our Legacy Global Customers” means GAAP revenue from this cohort of customers. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, our definitions of Adjusted EBITDA, Free Cash Flow, Adjusted EBITDA margin, Adjusted Gross Margin, Adjusted Net Income, and Adjusted Net Income Per Share, may not be comparable to the definitions as reported by other companies. We believe that these measures provide relevant and useful information to enable us and investors to compare our operating performance using an additional measurement. We use these measures in our internal management reporting and planning process as primary measures to evaluate the operating performance of our business, as well as potential acquisitions.

The components of Adjusted EBITDA include the key revenue and expense items for which our operating managers are responsible and upon which we evaluate their performance. In the case of senior management, Adjusted EBITDA, Adjusted Revenue growth and the percentage of revenue under Longer-Term Contracts are used as the principal financial metrics in their annual incentive compensation program. Adjusted EBITDA is also used for planning purposes and in presentations to our Board of Directors. Adjusted Net Income is useful to us and investors because it presents an additional measurement of our financial performance, taking into account depreciation, which we believe is an ongoing cost of doing business, but excluding the impact of certain non-cash expenses and items not directly tied to the core operations of our business, such as costs related to acquisitions and interest on our debt instruments. Free Cash Flow represents net cash provided by operating activities excluding purchases of property and equipment and other capitalized assets. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business after the purchases of property and equipment and other capitalized assets, which can then be used to, among other things, invest in the business and make strategic acquisitions. A limitation of the utility of Free Cash Flow as a measure of financial performance is that it does not represent the total increase or decrease in our cash balance for the period. We use revenue from our legacy global customers to monitor customer concentration trends within the Company, which we deem an important metric for evaluating revenue diversification. Furthermore, we intend to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. A reconciliation of these non-GAAP measures to GAAP is provided in the accompanying tables, except that full reconciliations of certain forward-looking non-GAAP measures are not provided because the Company is unable to provide such reconciliations without unreasonable effort due to the uncertainty and inherent difficulty of predicting the occurrence and financial impact of certain items, including but not limited to, stock-based compensation and other one-time charges such as acquisitions.

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Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 17, 2024, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Cautionary Note Regarding Forward-Looking Statements

This shareholder letter contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included or referenced in this shareholder letter that address activities, events or developments which we expect will or may occur in the future are forward-looking statements, including statements regarding the intent, belief or current expectations of the Company and members of our management team. The words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” and similar expressions are also intended to identify forward looking statements. Such statements may include those regarding guidance on our future financial results and other projections or measures of our future performance; our expectations concerning market opportunities and our ability to capitalize on them; the amount and timing of the benefits expected from new products or services and other potential sources of additional revenues; the expected timing and structure of our proposed transaction with Informa PLC (“Informa”); our ability to complete the proposed transaction with Informa considering the various closing conditions; the expected benefits of the proposed transaction with Informa, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; and the competitive ability and position of the combined business following the completion of the proposed transaction. Such forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, but are not limited to, those relating to: market acceptance of our products and services, including continued increased sales of our IT Deal Alert™ offerings and continued increased international growth; that one or more closing conditions to the proposed transaction with Informa, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by our shareholders may not be obtained; the risk that the proposed transaction with Informa may not be completed in the time frame expected or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of combined business following completion of the proposed transaction with Informa; failure to realize the anticipated benefits of the proposed transaction with Informa, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa assets being contributed in the proposed transaction (the “Informa Tech business”) with our business; difficulties and delays in achieving revenue and cost synergies; the occurrence of any event that could give rise to termination of the proposed transaction with Informa; potential litigation in connection with the proposed transaction with Informa or other settlements or investigations that may affect the timing or occurrence of the proposed transaction with Informa or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction with Informa; certain restrictions during the pendency of the proposed transaction that may impact our ability to pursue certain business opportunities or strategic transactions; our ability and the ability of the combined business to meet expectations regarding the accounting and tax treatments of the proposed transaction with Informa; the risk that any announcements relating to the proposed transaction with Informa could have adverse effects on the market price of our common stock; the risk that the proposed transaction with Informa and its announcement could have an adverse effect on our ability to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on our operating results and business generally; market acceptance of our and the Informa Tech business’s products and services; changes in economic, tax, legal or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rates fluctuations on our results and the results of the Informa Tech business; and other matters included in our SEC filings, including in our Annual Report on Form 10-K for the year ended December 31, 2023 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity may differ materially from those made in or suggested by the forward-looking statements contained

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herein. Any forward-looking statements speak only as of the date of this this shareholder letter. We undertake no obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this shareholder letter nor the continued availability of this communication in archive form on our website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

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TechTarget, Inc.

Consolidated Balance Sheet

(in 000’s, except per share data)

	March 31, 2024	December 31, 2023
Assets	(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	$230,436	$226,668
Short-term investments	100,749	99,601
Accounts receivable, net of allowance for doubtful accounts of $3,825 and $5,028 respectively	36,880	39,239
Prepaid taxes	—	1,634
Prepaid expenses and other current assets	6,384	4,331
Total current assets	374,449	371,473
Property and equipment, net	25,561	24,917
Goodwill	193,737	194,074
Intangible assets, net	86,575	89,163
Operating lease assets with right-of-use	16,319	17,166
Deferred tax assets	8,687	2,445
Other assets	829	650
Total assets	$706,157	$699,888
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,357	$5,312
Current operating lease liabilities	4,161	4,049
Accrued expenses and other current liabilities	7,638	9,041
Accrued compensation expenses	1,544	1,345
Income taxes payable	8,477	2,522
Contract liabilities	17,375	14,721
Total current liabilities	43,552	36,990
Non-current operating lease liabilities	15,658	16,615
Convertible senior notes	411,051	410,500
Deferred tax liabilities	12,402	12,856
Total liabilities	482,663	476,961
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 58,792,845 and 58,659,065 shares issued, respectively; 28,548,634 and 28,415,144 shares outstanding, respectively	59	59
Treasury stock, at cost; 30,244,211 and 30,243,921 shares, respectively	(329,118)	(329,118)
Additional paid-in capital	483,016	471,696
Accumulated other comprehensive loss	(5,207)	(4,542)
Retained earnings	74,744	84,832
Total stockholders’ equity	223,494	222,927
Total liabilities and stockholders’ equity	$706,157	$699,888

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TechTarget, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in 000’s, except per share data)

	For the Three Months Ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue	$51,636	$57,114
Cost of revenue(1)	19,158	17,350
Amortization of acquired technology	702	673
Gross profit	31,776	39,091
Operating expenses:
Selling and marketing(1)	22,963	24,756
Product development(1)	2,753	2,609
General and administrative(1)	6,695	7,918
Transaction and related expenses	6,526	-
Depreciation, excluding depreciation of $1,175 and $845, respectively, included in cost of revenue	2,311	2,000
Amortization	1,498	1,493
Total operating expenses	42,746	38,776
Operating income (loss)	(10,970)	315
Interest and other income, net	3,072	2,757
Income (loss) before provision for income taxes	(7,898)	3,072
Provision for income taxes	2,190	1,427
Net income (loss)	$(10,088)	$1,645
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on investments (net of tax provision effect of $(7) and $18, respectively)	$(23)	$63
Foreign currency translation gain (loss)	(642)	2,029
Other comprehensive income (loss)	(665)	2,092
Comprehensive income (loss)	$(10,753)	$3,737
Net income (loss) per common share:
Basic	$(0.35)	$0.06
Diluted	$(0.35)	$0.06
Weighted average common shares outstanding:
Basic	28,510	28,757
Diluted	28,510	28,953

(1) Amounts include stock-based compensation expense as follows:

Cost of revenue	$734	$821
Selling and marketing	6,424	7,537
Product development	478	460
General and administrative	3,823	3,458

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TechTarget, Inc.

Consolidated Statements of Cash Flows

(in 000’s, except per share data)

	For the Three Months Ended
	March 31,
	2024	2023
	(Unaudited)
Operating activities:
Net income (loss)	$(10,088)	$1,645
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,486	2,845
Amortization	2,200	2,166
Provision for bad debt	(569)	758
Stock-based compensation	11,459	12,276
Amortization of debt issuance costs	550	627
Deferred tax benefit	(6,603)	(1,298)
Changes in operating assets and liabilities:
Accounts receivable	2,912	8,294
Operating lease assets with right of use	695	390
Prepaid expenses and other current assets	(423)	(2,033)
Other assets	(182)	(4)
Accounts payable	(952)	(250)
Income taxes payable	5,979	2,173
Accrued expenses and other current liabilities	(1,388)	(2,445)
Accrued compensation expenses	205	(1,209)
Operating lease liabilities with right of use	(660)	(874)
Contract liabilities	2,673	(4,843)
Net cash provided by operating activities	9,294	18,218
Investing activities:
Purchases of property and equipment, and other capitalized assets, net	(4,154)	(3,548)
Purchases of investments	(1,156)	(25,299)
Net cash used in investing activities	(5,310)	(28,847)
Financing activities:
Tax withholdings related to net share settlements	(139)	(177)
Purchase of treasury shares and related costs	—	(25,000)
Proceeds from stock option exercises	—	18
Payment of earnout liabilities	—	(2,267)
Net cash used in financing activities	(139)	(27,426)
Effect of exchange rate changes on cash and cash equivalents	(77)	621
Net increase (decrease) in cash and cash equivalents	3,768	(37,434)
Cash and cash equivalents at beginning of period	226,668	344,523
Cash and cash equivalents at end of period	$230,436	$307,089
Supplemental disclosure of cash flow information:
Cash paid for taxes, net	$1,181	$598
Schedule of non-cash investing and financing activities:
Right of use assets and lease liabilities	$4	$314

12 of 16

TechTarget, Inc.

Reconciliation of Gross Profit to Adjusted Gross Profit

(in 000’s)

	Three Months Ended March 31,
	2024	2023
	(Unaudited)
Gross Profit	$31,776	$39,091
Stock compensation	734	821
Depreciation and amortization	1,877	1,518
Adjusted Gross Profit	$34,387	$41,430
Gross Margin	62%	68%
Adjusted Gross Margin	67%	73%

TechTarget, Inc.

Reconciliation of Cash Provided by Operations to Free Cash Flow

(in 000’s)

	Three Months Ended March 31,
	2024	2023
	(Unaudited)
Net cash provided by operating activities	$9,294	$18,218
Purchases of property and equipment, and other capitalized assets, net	(4,154)	(3,548)
Free Cash Flow	$5,140	$14,670

13 of 16

TechTarget, Inc.

Reconciliation of Net Income (Loss) to Adjusted EBITDA and Net Income (Loss) Margin to Adjusted EBITDA Margin

(in 000’s)

	Three Months Ended March 31,
	2024	2023
	(Unaudited)
Net income (loss)	$(10,088)	$1,645
Interest income, net	(3,180)	(2,658)
Provision for income taxes	2,190	1,427
Depreciation and amortization	5,686	5,011
EBITDA	(5,392)	5,425
Stock-based compensation expense	11,459	12,276
Other expense (income), net	108	(99)
Transaction and related expenses	6,526	—
Adjusted EBITDA	12,701	17,602
Net income (loss) margin	-20%	3%
Adjusted EBITDA margin	25%	31%

14 of 16

TechTarget, Inc.

Reconciliation of Net Income (Loss) to Adjusted Net Income and

Net Income (Loss) per Diluted Share to Adjusted Net Income per Diluted Share

(in 000’s, except per share data)

	Three Months Ended March 31,
	2024	2023
	(Unaudited)
Net income (loss)	$(10,088)	$1,645
Provision for income taxes	2,190	1,427
Net income (loss) before taxes	(7,898)	3,072
Amortization of intangible assets	2,200	2,166
Transaction and related expenses	6,526	—
Stock-based compensation expense	11,459	12,276
Foreign exchange loss and interest expense	660	587
Adjusted income tax provision (1)	(2,958)	(4,522)
Adjusted net income	$9,989	$13,579

Net income (loss) per diluted share	$(0.35)	$0.06
Weighted average diluted shares outstanding	28,510	28,953

Adjusted net income per diluted share (2)	$0.31	$0.41
Adjusted weighted average diluted shares outstanding (3)	31,868	32,831

(1)
Adjusted income tax provision was calculated using an adjusted effective tax rate, excluding discrete items, for each respective period.
(2)
Adjusted net income per diluted share includes add back of $0.6 million in interest expense for the 2025 and 2026 notes for both the three months ended March 31, 2024 and 2023.
(3)
Adjusted weighted average diluted shares outstanding for the three months ended, March 31, 2024 and 2023 includes 3.4 million and 4.1 million shares related to unvested stock awards calculated using the treasury method and the dilutive impact on the if converted basis of our convertible bond, respectively.

15 of 16

TechTarget, Inc.

Financial Guidance for the Three Months Ended June 30, 2024

(in 000’s)

(Unaudited)

	Three Months Ended June 30, 2024
	Range
Revenue	$57,000	$59,000

Net loss	$(1,800)	$(1,100)
Depreciation, amortization and stock-based compensation	17,300	17,300
Interest and other expense, including transaction and related expenses, net	(400)	(400)
Provision for income taxes	900	1,200
Adjusted EBITDA	$16,000	$17,000

TechTarget, Inc.

Financial Guidance for the Year Ended December 31, 2024

(in 000’s)

(Unaudited)

	Year Ended December 31, 2024
	Range
Revenue	$230,000	$235,000

Net income (excluding transaction and related expenses)	$7,600	$11,600
Depreciation, amortization and stock-based compensation	65,000	65,000
Interest and other expense, net	$(11,600)	$(11,600)
Provision for income taxes	9,000	10,000
Adjusted EBITDA	$70,000	$75,000

16 of 16